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                                                                   Page 17 of 18

    Immediately                                               Tammy Hubacek


                          MET-COIL SYSTEMS CORPORATION
                      ANNOUNCES THIRD QUARTER NET EARNINGS

         CEDAR RAPIDS, IA - APRIL 13, 2000 - Met-Coil Systems Corporation
(METS), a supplier of advanced sheet metal forming equipment, fabricating equipment and glass processing technologies for the global market, announces net income for the third quarter and nine months ended February 29, 2000.

         "Revenues and pre-tax income at both of our operating units are ahead of last year at this time," reported James D. Heitt, Met-Coil's President and Chief Operating Officer.

                THIRD QUARTER RESULTS AND NINE-MONTH PERFORMANCE

         Revenues for the quarter ended February 29, 2000 were $10.9 million compared to $10.3 million for the prior year period. For the first nine months of fiscal 2000 revenues were $36.7 million, an increase of 14% compared to revenues of $32.3 million for the first nine months of last year.

         Income before taxes for the third quarter was $513,000, compared to $523,000 for the third quarter last year. Net income for the three months ended February 29, 2000 was $338,000 (after normal income tax expense this quarter of $175,000) or $.07 diluted earnings per share, compared to net income of $859,000 (after including income tax credit for the same period last year of $336,000) or $.19 diluted earnings per share for third quarter of last year.

         Income before taxes for the nine months ended February 29, 2000 was $3.0 million, up from $1.9 million last year. Net income for the nine months ended February 29, 2000 was $1.9 million (after normal income tax expense for the first nine months of $1.1 million) or $.43 diluted earnings per share, compared to net income of $2.7 million (after including income tax credit for the same period last year of $810,000) or $.62 diluted earnings per share one year ago.

         Order backlog remained consistent at $17.7 million as of February 29, 2000 compared to $18.0 million at February 28, 1999.

         Met-Coil Systems Corporation is headquartered in Cedar Rapids, Iowa. Its operating units include Iowa Precision Industries, Inc. also in Cedar Rapids and The Lockformer Company in Lisle, Illinois.

                                      # # #

                                 Table to Follow


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                                                                   Page 18 of 18

                          MET-COIL SYSTEMS CORPORATION
                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                                                      Three Months Ended                     Nine Months Ended
                                                   Feb. 29,         Feb. 28,             Feb. 29,         Feb. 28,
                                                     2000             1999                 2000             1999
                                                   ---------        ---------            ----------       ----------
                                                   (In thousands, except per share amounts)


Net revenues                                    $    10,866      $    10,293          $     36,739     $     32,334

Operating income                                        763              960                 3,685            3,024

Interest expense, net                                 (142)            (255)                 (475)            (802)

Other income (expense) net                            (108)            (182)                 (223)            (293)
                                                   ---------        ---------            ----------       ----------

Income before income taxes                              513              523                 2,987            1,929

Income tax (expense) credit                           (175)              336               (1,060)              810
                                                   ---------        ---------            ----------       ----------

Net income                                              338              859                 1,927            2,739

Preferred stock dividends and accretion                   0             (35)                 (142)            (355)
                                                   ---------        ---------            ----------       ----------

Net income applicable to common stock           $       338      $       824          $      1,785     $      2,384
                                                   =========        =========            ==========       ==========

Diluted earnings per share                      $      0.07      $      0.19          $       0.43     $       0.62
                                                   =========        =========            ==========       ==========
